December 16, 2005
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

Attention:	Jim B. Rosenberg
Oscar M. Young, Jr.
Tabatha Akins

Re:	Cell Genesys, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 14, 2005
File No. 000-19986
Ladies and Gentlemen:
     On behalf of Cell Genesys, Inc. (the “Company”), we submit this letter in response to comments from the Staff of the Securities and Exchange Commission received by letter dated December 14, 2005, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2004.
     In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Company’s Form 10-K.
Item 8. Consolidated Financial Statements and Supplementary Data, page 38
Notes to Consolidated Financial Statements, page 44
1. Organization and Summary of Significant Accounting Policies, page 44
Revenue Recognition, page 44
1.	Please tell us why it is appropriate to recognize non-refundable upfront license fees and other payments under collaborative agreements “based upon when the underlying development expenses are incurred”. In addition, as this appears to be an input-based approach, please tell us how the input measure, the expenses, is a reasonable surrogate for output measures. Finally, as you apparently changed to this recognition method, in your Form 10-K for 2003, from the ratable recognition disclosed in your Form 10-K for 2002, please tell us whether this is a change in accounting principle, if so, how you have complied with APB 20 and Item 601(b)(18) of Regulation S-K.

Securities and Exchange Commission
Cell Genesys, Inc.
December 16, 2005

     Response:
     During the three year period ended December 31, 2004, the Company received only one non-refundable upfront payment, which was a $10.0 million payment in July 2003 from Novartis AG for the development of several therapeutic cancer products under a global strategic alliance between the two companies. Under the alliance the Company was required to utilize the upfront payment to conduct research and development activities on certain therapeutic cancer products using its “best efforts” until the $10.0 million was fully expended. The Novartis agreement did not require the Company to achieve any specific milestone, reach any goal or achieve any results, provisions that are uncommon in the biotechnology industry.
     Footnote 28 to SAB 101 provides that the Company should recognize non-refundable upfront payments to revenue using a systematic or ratable method, unless evidence suggests that revenue is earned or obligations are fulfilled in a different pattern, in which case that pattern should be followed. Based upon the facts and circumstances of the Novartis agreement, the Company determined that the best measure of the revenues earned under this alliance was the input-based underlying research and development expenses it incurred rather than a systematic or ratable method.
     In following the guidance provided in footnote 28 to SAB 101 for the Novartis agreement, the Company did not change its accounting method related to the recognition of non-refundable upfront fees. The Company’s policy was and is to use straight-line or ratable recognition to amortize non-refundable upfront payments unless a more appropriate methodology is applicable. Therefore, the Company believed that it was not necessary to obtain the type of preferability letter envisioned in Item 601(b)(18) of Regulation S-K.
     Since the Novartis agreement was the only active agreement to which this policy applied at the time, this was the method that was utilized and disclosed. At this time the Company does not have any remaining upfront payments that have not been recognized to revenue. If the Company were to receive any non-refundable upfront payments in the future, the Company will continue to follow the guidance in SAB 101 and ensure that its related financial statement disclosures clearly state the basis on which those payments will be recognized to revenue.
10. Income Taxes, page 54
2.	Please tell us why it is appropriate for your accounting for income taxes to result in you establishing accruals for certain tax contingencies when you apparently believe that certain positions may be challenged and your positions may not be fully sustained. In so doing, please tell us whether you have recognized any tax benefits for deductions that are not probable of being sustained and, if so, why that is appropriate under GAAP. Please cite the authoritative literature supporting this accounting.
     Response:
     The Company accounts for potential liabilities for income taxes in circumstances involving uncertainties in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS 109”) and Statement of Financial Accounting Standards No. 5, “Accounting for

Securities and Exchange Commission
Cell Genesys, Inc.
December 16, 2005

Contingencies” (“SFAS 5”). The Company establishes and subsequently adjusts its tax contingency accruals in light of changing facts and circumstances, such as the progress of tax audits, case law and emerging legislation.
     As of December 31, 2004 and December 31, 2003, the Company carried an accrued income tax liability related to potential exposure pertaining to an ongoing examination by the Internal Revenue Service (“IRS”) of the Company’s 2000 federal income tax return. The accrued income tax liability represents the Company’s best estimate of the tax effect of the possible disallowance of net operating loss carry forwards previously used if the methodology it used to determine the net operating loss carry forwards available in 2000 was not upheld.
     When the Company prepared its 2000 federal income tax return it was required to determine if its available net operating loss carry forwards would be subject to limitations under the Section 382 ownership change provisions of the Internal Revenue Code of 1986. In order to calculate the Section 382 limitation, it was necessary to determine the fair market value of the Company. The Company considered various methodologies to calculate fair market value and found the Internal Revenue Code to be ambiguous with respect to requiring a particular methodology. Based upon the Company’s research and the prevailing market conditions, the Company believed that an income-based valuation approach to determine the fair market value of the Company was most appropriate.
     In 2002 the IRS initiated its audit of the Company’s 2000 federal tax return and throughout the audit the IRS has asserted their view that market capitalization is the preferred methodology to determine fair market value. Based upon the difference in the fair market values of the Company determined under each approach and the possibility that the ambiguous governing language could be interpreted contrary to the Company’s position, the Company determined that a liability related to the IRS audit was probable and estimable.
     In July 2005, the IRS issued a Notice of Proposed Adjustment (“NOPA”) to the Company seeking to disallow $48.7 million of net operating losses that the Company deducted for the 2000 fiscal year and asserting a $3.4 million penalty for substantial underpayment of tax in fiscal 2000. The Company responded to the NOPA in September 2005, disagreeing with the conclusions reached by the IRS in the NOPA and seeking to resolve this matter at the Appeals level. The Company disclosed these facts and circumstances in its Form 10-Q for the quarter ended September 30, 2005 which was filed with the SEC on November 9, 2005.
     In accordance with SFAS 109, the Company has not recognized any tax benefits for deductions or utilization of net operating losses or carry forwards related to the IRS examination of the 2000 tax year or any other period that are not probable of being sustained.

Securities and Exchange Commission
Cell Genesys, Inc.
December 16, 2005

Please direct any comments or questions regarding the Company’s responses to the attention of the undersigned at (650) 320-4601.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Herbert P. Fockler
Herbert P. Fockler, Esq.

cc: Ms. Sharon E. Tetlow/Cell Genesys, Inc.